EXHIBIT 99 (a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

Twelve Months Ended June 30, 2011
(millions of dollars)

Operating revenues	$7,594
Fuel, purchased power and delivery fees	(3,918)
Net gain from commodity hedging and trading activities	976
Operating costs	(874)
Depreciation and amortization	(1,455)
Selling, general and administrative expenses	(720)
Franchise and revenue-based taxes	(99)
Impairment of goodwill	(4,100)
Other income	1,882
Other deductions	(123)
Interest income	3
Interest expense and related charges	(3,425)

Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(4,259)

Income tax benefit	175

Equity in earnings of unconsolidated subsidiaries (net of tax)	277

Net loss	$(3,807)

85